Exhibit 99.2

IBDO Tel: +852 2218 8288 25th Floor Wing On Centre Fax: +852 2815 2239111 Connaught Road Central www.bdo.com.hk Hong Kong +852 2218 8288+852 8215 2239 www.bdo.com.hk February 8, 2012 Securities and Exchange Commission 100 F Street N.E.Washington, D.C.20549 We have been furnished with a copy of Form 6-k for the event that occurred on February 8,2012, to be filed by our former client, Euro Tech Holdings Company Limited. We agree with the statements made in the Form 6-k insofar as they relate to our Firm. Yours faithfully, BDO limited PTC/THT/sc(et-L-150)BDO Limited BDO Limited, a Hong Kong limited company, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.